SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                      Integrated Alarm Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45890M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jon R. Bauer
                    c/o Contrarian Capital Management, L.L.C.
                             411 West Putnam Avenue
                                    Suite 225
                          Greenwich, Connecticut 06830
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45890M109
          ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     100,899

8.   SHARED VOTING POWER

     3,117,071

9.   SOLE DISPOSITIVE POWER

     100,899

10.  SHARED DISPOSITIVE POWER

     3,117,071

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,217,970

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%

14.  TYPE OF REPORTING PERSON*

     IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45890M109
          ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Equity Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,117,071

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,117,071

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,117,071

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45890M109
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Integrated Alarm Services Group, Inc. (the "Issuer"). The address of the Issuer's offices is One Capital Center, 99 Pine Street, 3rd Floor, Albany, New York 12207. This schedule 13D relates to the Issuer's Common Stock (the "Shares").

--------------------------------------------------------------------------------
Item 2. Identity and Background

This statement is being filed on behalf of Contrarian Capital Management, L.L.C. ("CCM") and Contrarian Equity Fund, L.P. ("Contrarian Equity"), the "Reporting Persons". CCM, a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts. Specifically, CCM serves as the general partner to Contrarian Equity, a Delaware limited partnership that invests and trades in securities and financial instruments. The address of the Reporting Persons is 411 West Putnam Avenue, Suite 225, Greenwich, CT 06830. The Managing Member of CCM is Jon R. Bauer (the "Managing Member"). Neither the Reporting Persons nor the Managing Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Managing Member is a citizen of the United States of America.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, CCM may be deemed to beneficially own 3,217,970 Shares, consisting of 3,117,071 Shares held by Contrarian Equity and 100,899 Shares held in a client account managed by CCM (the "Managed Account").

As of the date hereof, Contrarian Equity may be deemed to beneficially own 3,117,071 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from each of Contrarian Equity and the Managed Account, respectively. The total cost for the Shares beneficially owned by the Reporting Persons is $14,772,517.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

On November 14, 2005, CCM sent a letter to the board of the Issuer urging it to retain a nationally recognized investment banking firm for the purpose of maximizing shareholder value by strategically selling the entire company. A copy of the letter is attached hereto as Exhibit B and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, CCM may be deemed to be the beneficial owner of 3,217,970 Shares, consisting of 3,117,071 Shares held by Contrarian Equity and 100,899 Shares held by the Managed Account, constituting 13.0% of the Shares of the Issuer, based upon the 24,681,462 Shares outstanding as of November 9, 2005, according to the Issuer's most recently filed Form 10-Q.

CCM has the sole power to vote or direct the vote of 100,899 Shares held by the Managed Account; has the shared power to vote or direct the vote of 3,117,071 Shares held by Contrarian Equity; has sole power to dispose or direct the disposition of 100,899 Shares held by the Managed Account; and has shared power to dispose or direct the disposition of 3,117,071 Shares held by Contrarian Equity.

As of the date hereof, Contrarian Equity may be deemed to be the beneficial owner of 3,117,071 Shares constituting 12.6% of the Shares of the Issuer, based upon the 24,681,462 Shares outstanding as of November 9, 2005, according to the Issuer's most recently filed Form 10-Q.

Contrarian Equity has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,117,071 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,117,071 Shares.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the persons named herein are set forth in Exhibit A and were all effected in broker transactions.

The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to November 14, 2005 is filed herewith as Exhibit A.

A letter from Contrarian Capital Management, L.L.C. to the board of the Issuer, dated November 14, 2005, is filed herewith as Exhibit B.

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             November 14, 2005
                                     ----------------------------------------
                                                (Date)

                                      CONTRARIAN CAPITAL MANAGEMENT, L.L.C.


                                      /s/ Jon R. Bauer
                                      ----------------------------------------
                                              (Signature)

                                          Jon R. Bauer, Managing Member
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN EQUITY FUND, L.P
                                      By: Contrarian Capital Management, L.L.C.


                                      /s/ Jon R. Bauer
                                      ----------------------------------------
                                              (Signature)

                                          Jon R. Bauer, Managing Member
                                      ----------------------------------------
                                              (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

Transactions in the Shares - Contrarian Capital Management, L.L.C. (Managed Account)

Date of                Number of Shares             Price Per
Transaction            Purchased                    Share

11/4/05                 750,000                       $2.85

Transactions in Shares - Contrarian Equity Fund, L.P.

Date of                Number of Shares             Price Per
Transaction            Purchased                    Share

11/4/05                 731,000                       $2.85

                                                                       Exhibit B

Board of Directors
Integrated Alarm Services Group, Inc.
One Capital Center
99 Pine Street
Albany, NY  12207

                                                              November 14, 2005

To the Board of Directors of Integrated Alarm Services Group, Inc. ("IASG"):

Contrarian Capital Management, L.L.C., a registered investment advisor ("Contrarian"), is the beneficial owner of approximately 3.2 million shares of IASG common stock, or approximately 13% of the outstanding shares. Since IASG's IPO in July 2003, the stock price has plummeted from the $9.25 IPO price to $2.00 as of Friday's close, representing a staggering 78% decline. We believe that this deterioration of shareholder value, which is a result of a number of changes both in the security alarm services industry and within IASG specifically, will continue unless the board retains an investment banking firm for the purpose of maximizing shareholder value by strategically selling the entire company.

According to our research and conversations with members of your management team, multiples by which residential alarm monitoring contracts are trading have been pushed up from the mid-20x recurring monthly revenue ("RMR") when IASG went public, to current multiples above 35x RMR. According to the IPO prospectus, one of the primary purposes of the capital raised was to allow IASG to capitalize on an industry that was witnessing contracts trade at levels that would be accretive for IASG to acquire. This is no longer the case. To the board's credit, the company has not chased multiples higher by paying dilutive prices, but the effect of these higher multiples is that IASG has not been able to grow the subscriber base through acquisitions as was the original business plan. Instead, IASG has deployed capital in ways that we believe are not prudent. For example, instead of adding 100K gross contracts this year as was earlier projected, IASG revised this projection down considerably on August 9th to 65K contracts and instead purchased a portfolio of loans and dealer financings with a face of $17 million that carries an effective yield of 13.3%. This strategy, referred to in the industry as "predatory lending," carries considerably more risk than direct acquisitions, and given IASG's cost of capital (13% bonds), we do not believe is the best use of shareholder money.

We are even more alarmed by the rising attrition rates at IASG, which calls into question the ability of this management team to integrate and preserve the value of IASG's acquired assets. Over the past 3 quarters, the attrition rate, which the board targeted to be at 11% for 2005, has risen from 10.9% in the first quarter of 2005 to 13.8% in the second quarter to a horrific 17.8% in the third quarter. With attrition rates at these levels, the value of the assets that the company has acquired is declining rapidly under the board's watch. This is a clear indication that action must be immediately taken to preserve shareholder value.

Based on IASG's existing assets, we have no reason to believe that a break-up value of $5.80 per share could not be achieved. We get this value by applying a 23.5x multiple to the wholesale RMR of approximately $2.7 million, a 32x multiple to the retail residential RMR of approximately $3.85 million and a 42x multiple for the commercial business RMR of approximately $1.05 million. Add in the secured loan portfolio of approximately $38 million and the $9 million of cash and we estimate total value of approximately $277.8 million. This leaves $5.80 per share of equity value after deducting the $133 million in debt, representing a 190% premium to Friday's close. We believe from recent transactions in the market place and conversations with members of management, including a conversation I had with your CEO Tim McGinn on your public earnings call on November 14th, that 23.5x RMR for wholesale contracts, 32x RMR for owned residential contracts and 42x RMR for owned commercial contracts are conservative multiples that could be realistically achieved.

Given the management team's inability to execute IASG's business plan and a conservative break-up value 190% above current trading levels, we believe it is in the shareholders' best interests for the company to immediately retain a nationally recognized investment bank for the purpose of selling the entire company, in one transaction or in pieces on a tax efficient basis. While there is execution risk with any sale process, the discrepancy between the sum of IASG's parts and its current trading levels is so large that such a process must be commenced. We understand that the board may be considering selling the commercial business, but the proceeds of this sale, if it were to occur, would be used to continue to fund a business plan that is no longer practical. We would view this as an attempt to raise capital away from the capital markets, which have effectively shut you off. We therefore believe that as fiduciaries you have a duty to immediately commence an auction of the entire company as shareholder value diminishes on a daily basis.

While we applaud your recent share buyback authorization, your basket of $2.5 million will have little effect on reducing share count and does not address the fundamental problems plaguing IASG - its inability to deploy capital at accretive multiples and a poor job of management at preserving the value of the existing portfolio of contracts.

We believe that if the board is serious about maximizing shareholder value, it will hire an investment banking firm immediately and auction the entire company. We are more than happy to share with you our analysis and views on the benefits of a sale process. However, if we do not receive a favorable response from the board regarding the matters set forth in this letter, we will consider all options to protect our investment in the company. For the record, we believe our views are shared by a number of your other large shareholders.

Sincerely,

Jason Mudrick
Portfolio Manager
Contrarian Capital Management, L.L.C.

CC: Steven Wolosky, Esq.

01385.0010 #617959